# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIAN RUIXIANG Holdings Ltd, CIK 0001782941
CUSIP: G8884K136
Title of class of securities: Class A ordinary shares, par value $0.125 per share
Address of issuer's principal executive offices: 2107, Block B, Shoudong International, Dongcheng District, Beijing, China (F4), 00000
Date of event which requires filing of this statement: 01/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001646799

## Reporting persons
- Mitchell P. Kopin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,100,615; sole dispositive power 0; shared dispositive power 10,100,615; aggregate amount beneficially owned 10,100,615 (9.99% of the class)
- Daniel B. Asher: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,100,615; sole dispositive power 0; shared dispositive power 10,100,615; aggregate amount beneficially owned 10,100,615 (9.99% of the class)
- Intracoastal Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,100,615; sole dispositive power 0; shared dispositive power 10,100,615; aggregate amount beneficially owned 10,100,615 (9.99% of the class)

## Item 1. Issuer
Name of issuer: TIAN RUIXIANG Holdings Ltd
Address of issuer's principal executive offices: 2107, Block B, Shoudong International, Dongcheng District, Beijing, People's Republic of China

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual ("Mr. Kopin"), (ii) Daniel B. Asher, an individual ("Mr. Asher") and (iii) Intracoastal Capital LLC, a Delaware limited liability company ("Intracoastal" and together with Mr. Kopin and Mr. Asher, collectively the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483. The principal business office of Mr. Asher is 1011 Lake Street, Suite 311, Oak Park, Illinois 60301.
Citizenship: Mr. Kopin is a citizen of the United States of America. Mr. Asher is a citizen of the United States of America. Intracoastal is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Immediately following the execution of the Securities Purchase Agreement with the Issuer on January 29, 2026 (the "SPA") (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on January 29, 2026), each of the Reporting Persons may have been deemed to have beneficial ownership of 3,050,733 Class A Ordinary Shares, which consisted of (i) 3,040,000 Class A Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, (ii) 5,333 Class A Ordinary Shares issuable upon exercise of a warrant held by Intracoastal ("Intracoastal Warrant 1") and (iii) 5,400 Class A Ordinary Shares issuable upon exercise of a second warrant held by Intracoastal ("Intracoastal Warrant 2"), and all such Class A Ordinary Shares represent beneficial ownership of approximately 9.99% of the Class A Ordinary Shares, based on (1) 43,603,573 Class A Ordinary Shares outstanding as of January 29, 2026, as reported to the Reporting Persons by the Issuer, plus (2) 3,040,000 Class A Ordinary Shares to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, (3) 5,333 Class A Ordinary Shares issuable upon exercise of Intracoastal Warrant 1 and (4) 5,400 Class A Ordinary Shares issuable upon exercise of Intracoastal Warrant 2. The foregoing excludes 2,000,000 Class A Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Class A Ordinary Shares. Without such blocker provision, each of the Reporting Persons may have been deemed to have beneficial ownership of 5,050,733 Class A Ordinary Shares.

(ii) As of the close of business on February 4, 2026, each of the Reporting Persons may have been deemed to have beneficial ownership of 10,100,615 Class A Ordinary Shares, which consisted of (i) 5,333 Class A Ordinary Shares issuable upon exercise of Intracoastal Warrant 1, (ii) 5,400 Class A Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 and (iii) 10,089,882 Class A Ordinary Shares issuable upon exercise of an option held by Intracoastal and acquire pursuant to the Securities Purchase Agreement with the Issuer on February 3, 2026 (the "Intracoastal Option") (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on February 3, 2026) (the "Second SPA"), and all such Class A Ordinary Shares represent beneficial ownership of approximately 9.99% of the Class A Ordinary Shares, based on (1) 83,606,649 Class A Ordinary Shares outstanding prior to the execution of the Second SPA, as reported to the Reporting Persons by the Issuer, plus (2) 7,200,000 Class A Ordinary Shares issued at the closing of the transaction contemplated by Second SPA, (3) 200,000 Class A Ordinary Shares issued to Intracoastal upon exercise of the Option, (4) 5,333 Class A Ordinary Shares issuable upon exercise of Intracoastal Warrant 1, (5) 5,400 Class A Ordinary Shares issuable upon exercise of Intracoastal Warrant 2 and (6) 10,089,882 Class A Ordinary Shares issuable upon exercise of the Intracoastal Option. The foregoing excludes (I) 2,000,000 Class A Ordinary Shares issuable upon exercise of a third warrant held by Intracoastal ("Intracoastal Warrant 3") because Intracoastal Warrant 3 contains a blocker provision under which the holder thereof does not have the right to exercise Intracoastal Warrant 3 to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 4.99% of the Class A Ordinary Shares and (II) 1,710,118 Class A Ordinary Shares issuable upon exercise of the Intracoastal Option because the Intracoastal Option contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Option to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof, together with the holder's affiliates, and any other persons acting as a group together with the holder or any of the holder's affiliates, of more than 9.99% of the Class A Ordinary Shares. Without such blocker provisions, each of the Reporting Persons may have been deemed to have beneficial ownership of 13,810,733 Class A Ordinary Shares.
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 10,100,615
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 10,100,615

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Mitchell P. Kopin: /s/ Mitchell P. Kopin, Mitchell P. Kopin (02/04/2026)
- Daniel B. Asher: /s/ Daniel B. Asher, Daniel B. Asher (02/04/2026)
- Intracoastal Capital LLC: /s/ Mitchell P. Kopin, Mitchell P. Kopin/Manager (02/04/2026)